Exhibit 99.1

AcuityAds Holdings Inc.

Condensed Interim Consolidated

Financial Statements

(Unaudited)

Three and nine months ended

September 30, 2022, and 2021

(Expressed in Canadian dollars)

AcuityAds Holdings Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

	September 30, 2022 $	December 31, 2021 $
Assets
Current assets
Cash and cash equivalents	88,231,834	102,208,807
Accounts receivable	28,448,325	30,972,608
Prepaid expenses and other	3,172,384	3,278,624
	119,852,543	136,460,039
Non-current assets
Deferred tax asset (note 16)	81,803	81,803
Other assets	360,836	-
Property and equipment (note 3)	6,950,092	5,369,619
Intangible assets (note 4)	4,557,717	3,044,278
Goodwill	4,869,841	4,869,841
	136,672,832	149,825,580
Liabilities
Current liabilities
Accounts payable and accrued liabilities	20,204,928	24,853,497
Income tax payable	558,690	910,165
Borrowings (note 15)	4,800,272	2,946,150
Lease obligations (note 5)	1,866,511	2,058,161
	27,430,401	30,767,973
Non-current liabilities
Borrowings (note 15)	214,590	3,852,891
Lease obligations (note 5)	4,362,910	2,148,708
	32,007,901	36,769,572
Shareholders’ equity (note 7)	104,664,931	113,056,008
	136,672,832	149,825,580

AcuityAds Holdings Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Expressed in Canadian dollars)

(Unaudited)

	Three months ended September 30, 2022 $	Three months ended September 30, 2021 $	Nine months ended September 30, 2022 $	Nine months ended September 30, 2021 $
Revenue
Managed services	20,424,781	19,320,662	54,337,640	65,197,665
Self-service	8,522,515	8,164,158	26,690,889	20,026,969
	28,947,296	27,484,820	81,028,529	85,224,634
Media costs	14,102,830	13,232,069	39,601,460	40,798,761
Gross profit	14,844,466	14,252,751	41,427,069	44,425,873
Operating expenses
Sales and marketing (note 17)	5,904,181	5,260,944	16,745,908	14,982,171
Technology (notes 11 and 17)	4,243,954	2,581,090	11,764,959	9,716,514
General and administrative (note 17)	3,173,827	2,012,256	10,084,466	5,439,210
Share-based compensation (note 7)	1,893,845	1,465,706	5,447,830	3,954,217
Depreciation and amortization	1,124,790	1,172,334	3,527,168	3,816,994
	16,340,597	12,492,330	47,570,331	37,909,106
Income (loss) from operations	(1,496,131)	1,760,421	(6,143,262)	6,516,767
Finance costs (note 8)	158,453	263,220	429,557	797,074
Foreign exchange gain	(5,835,813)	(1,864,926)	(7,228,072)	(2,599,487)
	(5,677,360)	(1,601,706)	(6,798,515)	(1,802,413)
Net income before income taxes	4,181,229	3,362,127	655,253	8,319,180
Income taxes (note 16)	1,378,607	-	1,432,242	231,600
Net income (loss) for the period	2,802,622	3,362,127	(776,989)	8,087,580
Basic net income (loss) per share (note 9)	0.05	0.06	(0.01)	0.14
Diluted net income (loss) per share (note 9)	0.05	0.05	(0.01)	0.14
Exchange (gain) loss on translating foreign operations	(224,097)	(331,401)	10,238	671,363
Comprehensive income (loss) for the period	3,026,719	3,693,528	(787,227)	7,416,217

AcuityAds Holdings Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars unless otherwise stated)

(Unaudited)

For the nine months ended September 30, 2022, and 2021

	2022
	Common shares
	Number	Amount $	Contributed surplus $	Warrants $	Other reserves $	Deficit $	Total $
Balance – December 31, 2021	60,733,803	124,036,377	10,620,976	-	446,218	(22,047,563)	113,056,008
Shares issued – options exercised	247,866	374,037	-	-	-	-	374,037
Repurchase of shares for cancellation (note 7 (f))	(4,080,880)	(8,284,393)	(4,715,582)	-	-	-	(12,999,975)
Share-based compensation (note 7(c))	-	-	5,447,830	-	-	-	5,447,830
Shares issued – DSUs/RSUs exercised (notes 7(d) and 7(e))	480,397	2,085,543	(2,085,543)	-	-	-	-
Other comprehensive income	-	-	-	-	(435,980)	-	(435,980)
Net loss for the period	-	-	-	-	-	(776,989)	(776,989)
Balance – September 30, 2022	57,381,186	118,211,564	9,267,681	-	10,238	(22,824,552)	104,664,931

	2021
	Common shares
	Number	Amount $	Contributed surplus $	Warrants $	Other reserves $	Deficit $	Total $
Balance – December 31, 2020	53,422,024	56,983,111	7,224,222	31,279	415,049	(32,603,073)	32,050,588
Shares issued – options exercised	742,183	1,056,189	-	-	-	-	1,056,189
Equity financing (note 7(b))	5,665,025	63,955,491	-	-	-	-	63,955,491
Share-based compensation (note 7(c))	-	-	3,954,217	-	-	-	3,954,217
Shares issued – warrants exercised	39,821	61,723	31,279	(31,279)	-	-	61,723
Shares issued – DSUs/RSUs exercised (notes 7(d) and 7(e))	768,569	1,434,848	(1,434,848)	-	-	-	-
Other comprehensive income	-	-	-	-	256,314	-	256,314
Net income for the period	-	-	-	-	-	8,087,580	8,087,580
Balance – September 30, 2021	60,637,622	123,491,362	9,774,870	-	671,363	(24,515,493)	109,422,102

AcuityAds Holdings Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited)

For the nine months ended September 30, 2022, and 2021

	2022 $	2021 $
Cash provided by (used in)
Operating activities
Net income (loss) for the period	(776,989)	8,087,580
Adjustments to reconcile net income (loss) to net cash flows
Depreciation and amortization	3,527,168	3,816,994
Finance costs (note 8)	429,557	797,074
Share-based compensation (note 7(c))	5,447,830	3,954,217
Foreign exchange gain	(7,228,072)	(2,599,487)
Change in non-cash operating working capital
Accounts receivable	2,637,300	7,333,843
Prepaid expenses and other	106,237	(1,209,249)
Other assets	(360,836)	-
Accounts payable and accrued liabilities	(4,296,278)	(3,390,866)
Income tax payable	(351,475)	-
Interest paid, net	(328,332)	(695,976)
	(1,193,890)	16,094,130
Investing activities
Additions to property and equipment (note 3)	(161,646)	(779,828)
Additions to intangible assets (note 4)	(2,650,031)	(964,636)
	(2,811,677)	(1,744,464
Financing activities
Repayment of term loans principal (note 15)	(1,679,881)	(1,818,053)
Proceeds from international loans (note 15)	1,135,985	852,486
Repayment of international loans (note 15)	(1,406,950)	(1,410,960)
Addition to leases	-	358,644
Repayment of leases	(1,535,249)	(2,345,510)
Net proceeds from equity financing (note 7)	-	63,955,491
Repurchase of shares for cancellation (note 7 (f))	(12,999,975)	-
Proceeds from the exercise of warrants	-	61,723
Proceeds from the exercise of stock options	374,037	1,056,189
	(16,112,033)	60,710,010
Increase (decrease) in cash and cash equivalents	(20,117,600)	75,059,676
Impact of foreign exchange on cash and cash equivalents	6,140,627	2,599,487
Cash and cash equivalents – beginning of period	102,208,807	22,638,300
Cash and cash equivalents – end of period	88,231,834	100,297,463
Supplemental disclosure of non-cash transactions
Additions to property and equipment under leases	3,809,403	447,869

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

(Unaudited)

For the nine months ended September 30, 2022, and 2021

1	Corporate information

AcuityAds Holdings Inc. (“AcuityAds” or the “Company”), and its wholly owned subsidiaries AcuityAds Inc., AcuityAds US Inc., 140 Proof Inc., and ADman Interactive S.L.U. (“ADman”), a company that holds certain technology assets, is a leading provider of targeted digital media solutions, enabling advertisers to connect intelligently with their audiences across online display, video, social and mobile campaigns. AcuityAds is a publicly traded company, incorporated in Canada, with its head office located at 70 University Ave, Suite 1200, Toronto, Ontario M5J 2M4. The Company’s common shares are listed on the Toronto Stock Exchange in Canada under the trading symbol “AT”, and on the Nasdaq Capital Market in the United States, under the trading symbol “ATY”.

2	Summary of significant accounting policies

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, applicable to the preparation of condensed interim consolidated financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting. The date the Board of Directors authorized the consolidated financial statements for issue was November 10, 2022.

Basis of presentation

These consolidated financial statements are prepared in Canadian dollars (“CAD”), which is the Company’s functional and reporting currency and have been prepared mainly under the historical cost basis. Other measurement bases used are described in the applicable notes.

Significant accounting policies

The disclosures contained in these unaudited condensed interim consolidated financial statements do not include all the requirements of IFRS for annual financial statements. The unaudited condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2021.

These unaudited condensed interim consolidated financial statements are based on accounting policies, including significant judgements and estimates, as described in note 2 to the 2021 audited annual consolidated financial statements, supplemented by the item below.

Economic factors

Changes in economic conditions may affect the Company’s results of operations and predictability of future income. Demand and supply are both driven by movements in the end consumer market, which may be affected by factors such as high inflation, recessionary fear and geopolitical instability. These conditions may reduce the spending committed by existing and potential customers on marketing campaigns, and a less observable impact of the Company’s product (such as conversion rate) as received by the end consumers. Therefore, the Company’s revenue and other results may fluctuate, due to end consumers’ reaction to these economic factors. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which these economic factors may materially and adversely affect the Company’s operations, financial results and condition in future periods are also subject to significant uncertainty.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

(Unaudited)

For the nine months ended September 30, 2022, and 2021

New accounting standards

The following amendments to standards and interpretations became effective for the annual periods beginning on or after January 1, 2022. The application of these amendments and interpretations had no significant impact on the Company’s condensed interim consolidated financial position or results of operations.

Reference to the Conceptual Framework (Amendments to IFRS 3, Business Combinations). The amendments to IFRS 3 update an outdated reference in IFRS 3 without significantly changing its requirements and add an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

Fees in the “10 Per Cent Test” for Derecognition of Financial Liabilities (Amendments to IFRS 9, Financial Instruments). The amendments to IFRS 9 clarify which fees an entity includes when it applies the “10 per cent test” in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets). The amendments to IAS 37 provide guidance regarding the costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendments specify that the cost of fulfilling a contract comprises the costs that relate directly to the contract and can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts.

Future accounting standards

Classification of Liabilities as Current or Non-current (Amendments to IAS 1, Presentation of Financial Statements). The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the right to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retroactively.

Disclosure of Accounting Policies (Amendments to IAS 1). The amendments to IAS 1 require an entity to disclose its material accounting policies instead of its significant accounting policies. The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied prospectively.

Definition of Accounting Estimates (Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors). The amendments to IAS 8 provide guidance to assist entities in distinguishing between accounting policies and accounting estimates. The amendments replace the definition of a change in accounting estimates with the definition of accounting estimates. Under the new definition, accounting estimates are monetary amounts in financial statements that are subject to measurement uncertainty. The amendments also clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error. In addition, the effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors. The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

(Unaudited)

For the nine months ended September 30, 2022, and 2021

Deferred Tax on Assets and Liabilities Arising from Lease and Decommissioning Obligation Transactions (Amendments to IAS 12, Income Taxes). The amendments to IAS 12 provide clarifications in accounting for deferred tax on certain transactions such as leases and decommissioning obligations. The amendments clarify that the initial recognition exemption does not apply to transactions such as leases and decommissioning obligations. As a result, entities may need to recognize both a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of leases and decommissioning obligations.

These amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied to transactions that occur on or after the beginning of the earliest comparative period presented. The Company is still assessing the impact of adopting these amendments on its future financial statements

3	Property and equipment

	Furniture and fixtures $	Data centre equipment $	Office computer equipment $	Right of use assets $	Total $
Net book value – December 31, 2021	642,205	1,580	466,287	4,259,547	5,369,619
Additions	12,769	-	148,877	3,809,403	3,971,049
Depreciation	(174,108)	(1,580)	(209,133)	(2,005,755)	(2,390,576)
Net book value – September 30, 2022	480,866	-	406,031	6,063,195	6,950,092

	Furniture and fixtures $	Data centre equipment $	Office computer equipment $	Right of use assets $	Total $
Net book value – December 31, 2020	850,831	8,824	367,405	6,718,050	7,945,110
Additions	1,514	-	330,445	447,869	779,828
Depreciation	(174,594)	(5,664)	(190,484)	(2,410,955)	(2,781,697)
Net book value – September 30, 2021	677,751	3,160	507,366	4,754,964	5,943,241

4	Intangible assets

	Customer relationships $	Technology $	Total $
Net book value – December 31, 2021	-	3,044,278	3,044,278
Additions	-	2,650,031	2,650,031
Amortization	-	(1,136,592)	(1,136,592)
Net book value – September 30, 2022	-	4,557,717	4,557,717

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

(Unaudited)

For the nine months ended September 30, 2022, and 2021

	Customer relationships $	Technology $	Total $
Net book value – December 31, 2020	52,460	3,145,493	3,197,953
Additions	-	964,636	964,636
Amortization	(52,460)	(982,837)	(1,035,297)
Net book value – September 30, 2021	-	3,127,292	3,127,292

During the nine months ended September 30, 2022, the Company capitalized $2,650,031 (2021 – $964,636) of development costs relating to revenue generating technology.

5	Lease obligations

	September 30, 2022 $	December 31, 2021 $
Obligations under leases	6,229,421	4,206,869
Less: Current portion	1,866,511	2,058,161
	4,362,910	2,148,708

The Company has minimum lease payment commitments under leases for the following amounts:

$
2022	783,224
2023	2,818,847
2024	1,675,112
2025	351,481
2026	233,911
2027	240,933
2028	248,166
2029	125,918
6,477,592
Less: Interest	248,171
Present value of minimum lease payments	6,229,421

6	Related party transactions and balances

Directors and officers are eligible to participate in the Company’s long-term incentive plans. No stock options were granted to directors and officers of the Company since March 31, 2020 (note 7(c)).

During the three and nine months ended September 30, 2022, the Company issued nil and 88,397 DSUs (2021 – nil and nil) to directors in lieu of director fees. The directors’ DSUs vest fully after one year.

During the three and nine months ended September 30, 2022, the Company issued nil and 936,404 (2021 – 9,553 and 107,051) RSUs to officers of the Company in lieu of cash bonuses. The officers’ RSUs vest fully over a period of 6 to 36 months.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

(Unaudited)

For the nine months ended September 30, 2022, and 2021

7	Share capital and share-based payments

a)	Share capital

As of September 30, 2022, the Company had an unlimited number of common shares authorized for issuance (2021 – unlimited) and 57,381,186 common shares outstanding (2021 – 60,637,622).

b)	Equity financings

On June 14, 2021, the Company closed a public offering comprised of 5,665,025 common shares issued from treasury and offered by the Company at a price of US$10.15 ($12.25) per share for gross proceeds to the Company of US$57,500,003 ($69,396,556). The offering was completed by a syndicate of underwriters. In consideration for their services, the underwriters received aggregate compensation equal to 5.5% of the gross proceeds of the offering. The Company incurred additional share issuance costs of $1,640,742 in connection with the offering which was recorded as a reduction of equity.

c)	Stock Option Plan and Omnibus Incentive Plan

The Company has a stock option plan (the “Stock Option Plan”), a deferred share unit plan (the “Deferred Share Unit Plan”) and an omnibus long-term incentive plan (the “Omnibus Incentive Plan”). Since the adoption of the Omnibus Incentive Plan by shareholders on June 16, 2020, the Company has stopped issuing new stock options under its Stock Option Plan and new DSUs under its Deferred Share Unit plan. Previously issued stock options and DSUs remain outstanding and are governed by the plans under which they were initially issued.

Under the Stock Option Plan, the Board of Directors granted stock options to employees, officers, directors and consultants of the Company. The expiry date of options granted under the Stock Option Plan typically did not exceed five years from the grant date. The vesting schedule was at the discretion of the Board of Directors and was generally annually over a three-year period. The exercise price of options was equal to the market price per share on the day preceding the grant date.

The Omnibus Incentive Plan allows for a variety of equity-based awards to be granted to officers, directors, employees, and consultants (in the case of stock options, PSUs and RSUs) and non-employee directors (in the case of DSUs). Stock options, PSUs, RSUs and DSUs are collectively referred to herein as “Awards”. Each Award represents the right to receive common shares, or in the case of PSUs, RSUs and DSUs, common shares or cash, in accordance with the terms of the Omnibus Incentive Plan.

The maximum number of common shares reserved for issuance, in the aggregate, under the Omnibus Incentive Plan, the Stock Option Plan, the Deferred Share Unit Plan of the Company and any other security-based compensation arrangement, collectively, is 15% of the aggregate number of common shares issued and outstanding from time to time.

As at September 30, 2022, the Company was entitled to issue a maximum of 8,607,178 equity-based awards, collectively under the Omnibus Incentive Plan, the existing Stock Option Plan, the existing DSU Plan and any other security-based compensation arrangement.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

(Unaudited)

For the nine months ended September 30, 2022, and 2021

The following table summarizes the continuity of options issued under the Stock Option Plan:

	September 30, 2022		September 30, 2021
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding – beginning of period	1,094,001	1.90	1,865,519	1.69
Granted	-	-	3,333	1.06
Forfeited or cancelled	(138,333)	4.13	(27,667)	1.06
Exercised	(247,866)	1.51	(730,517)	1.42
Outstanding – end of period	707,802	1.60	1,110,668	1.89
Options exercisable – end of period	657,801	1.61	883,669	1.98

The following table summarizes the continuity of options issued under the Omnibus Incentive Plan:

	September 30, 2022		September 30, 2021
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding – beginning of period	23,334	2.09	35,000	2.09
Granted	-	-	-	-
Forfeited or cancelled	-	-	-	-
Exercised	-	-	(11,666)	2.09
Outstanding – end of period	23,334	2.09	23,334	2.09
Options exercisable – end of period	11,668	-	-	-

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

(Unaudited)

For the nine months ended September 30, 2022, and 2021

A summary of the Company’s combined stock options and Omnibus options outstanding under the above plans is as follows:

	September 30, 2022
Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average number of options exercisable
0.96	3,333	0.96	3,333
1.06	15,134	1.00	15,134
1.13	55,000	2.67	55,000
1.14	10,000	1.17	10,000
1.15	20,000	2.17	13,333
1.27	6,667	1.92	6,667
1.55	36,333	1.67	36,333
1.59	143,334	2.42	100,000
1.71	378,001	1.50	378,001
1.94	40,000	0.17	40,000
2.09	23,334	2.92	11,668
	731,136		669,469

	September 30, 2021
Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average number of options exercisable
0.96	3,333	1.92	3,333
1.06	91,301	2.00	91,301
1.13	68,333	3.67	55,000
1.14	10,000	2.17	6,667
1.15	20,000	3.17	6,667
1.27	8,334	2.92	5,000
1.55	58,033	2.67	18,700
1.59	185,000	3.42	51,668
1.71	506,334	2.50	485,333
1.94	40,000	1.17	40,000
2.09	23,334	3.92	-
4.12	7,500	0.67	7,500
4.47	22,500	0.92	22,500
4.60	90,000	0.50	90,000
	1,134,002		883,669

During the three and nine months ended September 30, 2022, the Company recorded share-based compensation expense under the Black-Scholes option pricing model, related to stock options granted to employees, officers, directors and consultants of the Company of $1,893,845 and $5,447,830 (2021 – $1,465,706 and $3,954,217).

During the three and nine months ended September 30, 2022, the Company granted nil and nil (2021 – nil and 3,333) stock options to employees, officers, directors, and consultants of the Company. Of those options, nil and nil (2021 – nil and nil) options were granted to officers or employees of the Company. Nil and nil (2021 – nil and 3,333) options were granted to consultants as compensation for services rendered.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

(Unaudited)

For the nine months ended September 30, 2022, and 2021

During the three and nine months ended September 30, 2022, 57,000 and 247,866 options were exercised at a weighted average exercise price of $1.42 and $1.51 per option, for gross proceeds of $80,820 and $374,037 (2021 – 58,866 and 742,183 were exercised at a weighted average price of $1.21 and $1.43 for gross proceeds of $71,014 and $1,063,155).

During the three and nine months ended September 30, 2022, the Company granted nil and nil (2021 – nil and nil) options under the Omnibus Incentive Plan with a weighted average exercise price of nil and nil (2021 – nil and nil) to employees, officers, and directors.

During the three and nine months ended September 30, 2022, nil and nil (2021 – 11,666 and 11,666) options under the Omnibus Incentive Plan were exercised.

Share-based compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the weighted average assumptions for options granted during the period ended September 30, 2022 and 2021 as follows:

	2022	2021
Weighted average grant date fair value of options granted	-	$1.45
Weighted average assumptions used
Expected option life	-	5 years
Risk-free interest rate	-	1.45%
Expected volatility	-	101%

The expected volatility was estimated based on the historical volatility of the Company’s common shares that covers the expected life of the options granted. The expected option life was estimated based on historical data and represents the numbers of years the options are expected to be outstanding. The risk-free rate was estimated based on the Government of Canada marketable bonds with a term that covers the expected life of the options granted.

d)	Deferred share units

During the three and nine months ended September 30, 2022, the Company issued a total of nil and 110,136 (2021 – nil and nil) DSUs, of which nil and 88,397 were issued to directors with one year vesting periods and nil and 21,739 were issued to consultants of the Company, vesting every year in the measure of one third. During the three and nine months ended September 30, 2022, 14,134 and 177,638 DSUs were exercised (2021 – 72,933 and 508,178).

e)	Restricted share units

During the three and nine months ended September 30, 2022, the Company issued 226,420 and 1,796,579 (2021 – 122,619 and 354,159) RSUs to employees, officers, directors, and consultants of the Company. During the three and nine months ended September 30, 2022, 19,908 and 302,759 (2021 – 70,577 and 260,391) RSUs were exercised.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

(Unaudited)

For the nine months ended September 30, 2022, and 2021

f)	Repurchase of shares for cancellation under NCIB

On May 4, 2022, the Company received approval from the TSX on its notice of intention to make a Normal Course Issuer Bid (“NCIB”) to purchase for cancellation up to 5,500,000 of its outstanding common shares.

During the three and nine months ended September 30, 2022, the Company repurchased 1,811,400 and 4,080,880 common shares at an average price of $3.23 and $3.19 per share totaling $5,859,678 and $12,999,975.

8	Finance costs

	Three months ended September 30, 2022 $	Three months ended September 30, 2021 $	Nine months ended September 30, 2022 $	Nine months ended September 30, 2021 $
Interest on finance leases and other interest	32,358	161,235	141,444	456,098
Interest and fees on term loans (note 15 (a))	126,095	101,985	288,113	340,976
	158,453	263,220	429,557	797,074

9	Net income (loss) per share

The computations for basic and diluted net income (loss) per share for the three and nine months ended September 30, 2022, and 2021 are as follows:

	Three months ended September 30, 2022 $	Three months ended September 30, 2021 $	Nine months ended September 30, 2022 $	Nine months ended September 30, 2021 $
Net income (loss) for the period	2,802,622	3,362,127	(776,989)	8,087,580
Weighted average number of shares outstanding – basic	57,524,111	60,609,370	59,113,153	57,614,037
Net income (loss) per share – basic	0.05	0.06	(0.01)	0.14

Dilutive effect of stock options	317,532	714,705	-	766,240
Dilutive effect on DSUs	319,975	405,395	-	405,395
Dilutive effect on RSUs	721,120	273,665	-	273,665
Diluted weighted average number of shares outstanding	58,882,738	62,003,135	59,113,153	59,059,337
Net income (loss) per share – diluted	0.05	0.05	(0.01)	0.14

Items excluded from the calculation of diluted net income (loss) per share due to their anti-dilutive effect

Stock options, DSUs, and RSUs	3,029,872	1,714,136	4,388,499	1,662,601

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

(Unaudited)

For the nine months ended September 30, 2022, and 2021

Net income (loss) per share is calculated by dividing the net income (loss) by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any “in the money” stock options, RSUs, or DSUs. In the periods with reported net losses, all stock options, RSUs, and DSUs are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus “in the money” stock options, RSUs, and DSUs have not been included in the computation of net loss per share because to do so would be anti-dilutive.

10	Segment information

The Company’s assets and operations are substantially located in Canada however, the Company also has employees and customers in the United States and Europe and generates revenue in each region. Revenue by region for the three and nine months ended September 30, 2022, and 2021 is as follows:

	Three months ended September 30, 2022 $	Three months ended September 30, 2021 $	Nine months ended September 30, 2022 $	Nine months ended September 30, 2021 $
United States	20,863,361	18,508,561	54,923,565	62,569,389
Canada	3,495,524	4,453,527	12,955,235	11,338,764
Europe and other	4,588,411	4,522,732	13,149,729	11,316,481
	28,947,296	27,484,820	81,028,529	85,224,634

During the three and nine months ended September 30, 2022, the Company had two customers and one customer that each represented greater than 5% (2021 – one and two customers represented 6% and 7%) of total revenue, respectively.

11	Government assistance

During the year ended December 31, 2020, the Company secured a $3,000,000 commitment funding from the National Research Council’s Industrial Research Assistance Program (“IRAP”). In January 2021, the Company secured an additional $535,200 commitment to bring the total commitment to $3,535,200. During the year ended December 31, 2021, the Company received $2,149,092 of this commitment from IRAP, and the amount was used to reduce technology costs on the consolidated statement of comprehensive income. As of December 31, 2021, the Company has recognized the full amount of $3,535,200 from the IRAP commitment.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

(Unaudited)

For the nine months ended September 30, 2022, and 2021

12	Financial instruments

Classification of financial instruments

The following table provides the allocation of financial instruments and their associated financial instrument classifications:

	Loans and receivables/ financial liabilities (Amortized cost)
Measurement basis	September 30, 2022 $	December 31, 2021 $
Financial assets
Cash and cash equivalents	88,231,834	102,208,807
Accounts receivable	28,448,325	30,972,608
	116,680,159	133,181,415

	Loans and receivables/ financial liabilities
	(Amortized cost)
Measurement basis	September 30, 2022 $	December 31, 2021 $
Financial liabilities
Accounts payable and accrued liabilities	20,204,928	24,853,497
Term loans	4,468,030	5,916,956
International loans	546,832	882,085
Lease obligations	6,229,421	4,206,869
	31,449,211	35,859,407

Fair value measurements

The Company provides disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value measurement. The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, current portion of finance lease obligations, and current portion of term loans approximate their fair values given their short-term nature. The carrying value of the non-current liabilities approximates their fair value, given that the difference between the discount rates used to recognize the liabilities in the consolidated statements of financial position and the market rates of interest is not considered significant. The three levels of fair value hierarchy based on the reliability of inputs are as follows:

∙	Level 1 – inputs are quoted prices in active markets for identical assets and liabilities.

∙	Level 2 – inputs are based on observable market data, either directly or indirectly other than quoted prices; and

∙	Level 3 – inputs are not based on observable market data.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

(Unaudited)

For the nine months ended September 30, 2022, and 2021

There were no transfers of financial assets during the nine months ended September 30, 2022, and 2021 between any of the levels.

13	Capital risk management

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders. The Company defines capital that it manages as the aggregate of its shareholders’ equity, which comprises issued capital, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from the Board of Directors, may issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements, except for certain monthly financial covenants associated with the revolving line of credit as described in note 15.

14	Financial risk management

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s risk management policies on an annual basis. Management identifies and evaluates financial risks and is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises from the Company’s accounts receivable and cash. As of September 30, 2022, two customers each represented more than 5% of the gross accounts receivable balance of $28,848,325. As of December 31, 2021, two customers represented more than 5% of the gross accounts receivable balance of $31,310,642.

The Company reviews the components of these accounts on a regular basis to evaluate and monitor this risk. The Company’s customers are generally financially established organizations, which limits the credit risk relating to the customers. In addition, credit reviews by the Company take into account the counterparty’s financial position, past experience and other factors.

As of September 30, 2022, the allowance for expected credit loss was $400,000 (2021 – $338,034). In establishing the appropriate allowance for expected credit loss, management makes assumptions with respect to the future collectability of the receivables. Assumptions are based on an individual assessment of a customer’s credit quality as well as subjective factors and trends. Overdue accounts as of September 30, 2022, were $4,040,902 (2021 – $3,572,670), which is in the normal course of business. Management believes that the allowance is adequate.

The Company, from time to time, invests its excess cash in accounts with Schedule I banks and Silicon Valley Bank (“SVB”), a large U.S. based bank, with the objective of maintaining the safety of the principal and providing adequate liquidity to meet current payment obligations and future planned capital expenditures and with the secondary objective of maximizing the overall yield of the portfolio. The Company’s cash as of September 30, 2022, is not subject to external restrictions. Investments must be rated at least investment grade by recognized rating agencies. Given these high credit ratings, the Company does not expect any counterparties to these investments to fail to meet their obligations.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

(Unaudited)

For the nine months ended September 30, 2022, and 2021

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by continually monitoring forecasted and actual revenue and expenditures and cash flows from operations. Management is also actively involved in the review and approval of planned expenditures. The Company’s principal cash requirements are for principal and interest payments on its debt, capital expenditures and working capital needs. The Company uses its operating cash flows, loans and borrowings and cash balances to maintain liquidity. In the event that future cash flows from operations are lower than expected, the Company may need to seek additional financing, either by issuing additional equity or by undertaking additional borrowings. There is no certainty that additional financing will be available or that it will be available on attractive terms.

The following are the contractual maturities for the financial liabilities:

	September 30, 2022
	Carrying amount $	Total contractual cash flows $	Less than 1 year $	1 to 3 Years $	>3 years $
Accounts payable and accrued liabilities	20,204,928	20,204,928	20,204,928	-	-
International loans	546,832	546,832	332,242	214,590	-
Term loans	4,468,030	4,674,658	4,674,658	-	-
Lease obligation	6,229,421	6,477,592	1,866,511	4,611,081	-
	31,449,211	31,904,010	27,078,339	4,825,671	-

	December 31, 2021
	Carrying amount $	Total contractual cash flows $	Less than 1 year $	1 to 3 Years $	>3 years $
Accounts payable and accrued liabilities	24,853,497	24,853,497	24,853,497	-	-
International loans	882,085	882,085	467,312	414,773	-
Term loans	5,916,956	6,222,416	2,478,838	3,743,578	-
Lease obligation	4,206,869	4,724,847	2,058,161	2,666,686
	35,859,407	36,682,845	29,857,808	6,825,037	-

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

(Unaudited)

For the nine months ended September 30, 2022, and 2021

Interest rate risk

Interest rate risk is the risk of financial loss to the Company if interest rates increase on interest-bearing instruments. The revolving line of credit bears interest at 4.6%. The term loans bear interest at a fixed rate of 6.85%, which the Company believes is consistent with market interest rates for this type of debt.

Foreign exchange or currency risk

The Company is exposed to foreign exchange risk from sales and purchase transactions, as well as recognized financial assets and liabilities denominated in U.S. dollars. The Company’s main objective in managing its foreign exchange risk is to maintain U.S. cash on hand to support US forecasted obligations and cash flows. To achieve this objective, the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash held.

If a shift in foreign currency exchange rates of 10% were to occur, the foreign exchange gain or loss on the Company’s net monetary assets could change by approximately $9,174,796 due to the fluctuation and this would be recorded in the consolidated statements of comprehensive income.

Balances held in U.S. dollars are as follows in CAD:

	September 30, 2022 $	December 31, 2021 $
Cash	82,980,287	99,118,059
Accounts receivable	19,751,768	22,017,575
Accounts payable	10,984,093	15,530,451

15	Borrowings

a)	Term Loan

On April 12, 2020, the Company borrowed US$5,400,000 from SVB in the form of a secured term loan that expires April 1, 2024 (the “Secured Term Loan”), and bears interest at the annual rate equal to the greater of (i) prime plus 2.0% and (ii) 6.75%. All transaction costs related to the Secured Term Loan have been capitalized and deferred and are being amortized over the term of the Secured Term Loan under the effective interest rate method and included in finance costs.

On November 9, 2020, the Company and SVB agreed to increase the availability under the Secured Term Loan by an additional US$2,350,000 to a total of US$7,750,000.

On December 24, 2020, the Company and SVB agreed to amend the applicable interest rate of the Secured Term Loan to the greater of prime plus 1.50% and 4.75%.

On May 4, 2021, the Company and SVB agreed to amend the applicable interest rate of the Secured Term Loan to the greater of prime plus 0.60% and 3.85%. On September 30, 2022, the prime rate was 6.25%.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

(Unaudited)

For the nine months ended September 30, 2022, and 2021

The following table outlines the activity of the term loans during the nine months ended September 30, 2022, and 2021:

$
Amortized cost – January 1, 2022	5,916,956
Accrued interest	288,113
Payment of interest	(186,889)
Principal amount repaid	(1,679,881)
Exchange	129,731
Balance – September 30, 2022	4,468,030

$
Amortized cost – January 1, 2021	8,278,004
Accrued interest	340,976
Payment of interest	(239,878)
Principal amount repaid	(1,818,053)
Exchange	(152,320)
Balance – September 30, 2021	6,408,729

The credit facilities are subject to certain general and financial covenants, including the delivery of annual audited consolidated financial statements to the holders. The credit facilities are secured by all material assets of the Company. The Company was in breach of one covenant as at September 30, 2022. Accordingly, the entire loan balance of $4,468,030 has been classified as current liabilities as at September 30, 2022. However, the Company received a waiver from SVB after September 30, 2022 indicating that the bank does not intend to take any action and demand repayment of the loan balance under the agreement.

b)	International loans

On June 15, 2018, as a part of the acquisition of Adman, the Company assumed various government and bank loans and lines of credits.

International term loans

International term loans outstanding amounted to $490,137 (Euro 366,238) as at September 30, 2022 (2021: $1,026,585: Euro 698,827). The interest rates of 1.75% to 4.60% and maturity date from August 17, 2022 to May 21, 2025 for these unsecured term loans held during the period ended September 30, 2022, and 2021.

Line of credit

The line of credit payables amounted to $56,695 (Euro 42,363) as at September 30, 2022 (2021: $395,167: Euro 269,934) and is secured against Adman’s accounts receivable as at September 30, 2022 and 2021. The interest rates of 1.75% to Euribor + 1.95% and maturity date from May 19, 2022 to April 16, 2023 for these line of credit payables held during the period ended September 30, 2022, and 2021.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

(Unaudited)

For the nine months ended September 30, 2022, and 2021

The following table outlines the current portion and non-current portion of the borrowings:

	September 30, 2022 $	December 31, 2021 $
Current portion of term loan	4,468,030	2,478,838
Current portion of international loans	332,242	467,312
Total current borrowings	4,800,272	2,946,150
Non-current portion of term loan	-	3,438,118
Non-current portion of international loans	214,590	414,773
Total borrowings	5,014,862	6,799,041,

16	Income taxes

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year.

For the three and nine months ended September 30, 2022, the Company recognized an income tax expense of $1,378,607 and $1,432,242 (2021: nil and $231,600).

As at September 30, 2022, the income tax payable was $558,690 (2021: $910,165)

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

(Unaudited)

For the nine months ended September 30, 2022, and 2021

17	Expenses by nature

	Three months ended September 30, 2022 $	Three months ended September 30, 2021 $	Nine months ended September 30, 2022 $	Nine months ended September 30, 2021 $
Employee wages, salaries and benefits	8,123,168	6,219,290	23,445,142	18,662,799
Professional fees	348,321	196,427	1,331,264	989,580
Contractor consulting fees	932,823	657,968	2,630,804	2,113,240
Hosting and data costs	1,614,412	909,817	4,331,056	4,294,388
Insurance	594,738	753,851	2,095,213	1,057,626
Public company fees	118,803	70,877	655,104	405,983
Other	1,589,697	1,046,060	4,106,750	2,614,279
	$13,321,962	$9,854,290	$38,595,333	$30,137,895

For the three and nine months ended September 30, 2022 and 2021, the Company recorded the following subsidies which have all been offset against employee wages, salaries and benefits:

	Three months ended September 30, 2022 $	Three months ended September 30, 2021 $	Nine months ended September 30, 2022 $	Nine months ended September 30, 2021 $
IRAP	-	-	-	1,613,892
	-	-	-	1,613,892